Exhibit 99.2

RIGS Haynesville Partnership Co.

Consolidated Financial Statements
December 31, 2014, 2013 and 2012
With Report of Independent Certified Public Accountants Thereon

Report of Independent Certified Public Accountants
Partners
RIGS Haynesville Partnership Co.
We have audited the accompanying consolidated financial statements of RIGS Haynesville Partnership Co. (a Delaware general partnership) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of income, cash flows, and partners’ capital for each of the three years in the period ended December 31, 2014, and the related notes to the financial statements.
Management’s responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RIGS Haynesville Partnership Co. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP
Dallas, Texas
February 26, 2015

RIGS Haynesville Partnership Co.
Consolidated Balance Sheets
(Amounts in US Dollars)

	December 31,
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$2,188,155	$5,651,255
Trade accounts receivable, net of allowance of $1,514 and $1,349,900	19,721,653	12,837,838
Related party receivables	1,695,517	1,445,221
Other current assets	19,441	145,752
Total current assets	23,624,766	20,080,066

Property, Plant and Equipment:
Transmission systems	748,801,571	732,940,759
Compression equipment	102,795,517	102,508,120
Right of way	72,018,235	71,797,084
Other property, plant and equipment	9,733,454	26,399,640
Construction-in-progress	5,672,287	527,474
Total property, plant and equipment	939,021,064	934,173,077
Less accumulated depreciation	(175,327,128)	(140,611,240)
Property, plant and equipment, net	763,693,936	793,561,837

Other Long-Term Assets:
Other assets, net of accumulated amortization of $828,596 and $194,555	2,386,210	3,020,251
Intangible assets, net of accumulated amortization of $9,039,000 and $7,467,000	22,401,000	23,973,000
Goodwill	119,161,140	119,161,140
Total other non-current assets	143,948,350	146,154,391

TOTAL ASSETS	$931,267,052	$959,796,294

LIABILITIES AND PARTNERS' CAPITAL
Current Liabilities:
Trade accounts payable	$800,090	$351,318
Related party payables	1,593,899	872,966
Other current liabilities	1,594,296	2,133,790
Total current liabilities	3,988,285	3,358,074

Long-term Debt	450,000,000	445,000,000

Partners' Capital	477,278,767	511,438,220

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$931,267,052	$959,796,294

The accompanying notes are an integral part of these consolidated financial statements.

RIGS Haynesville Partnership Co.
Consolidated Income Statements
(Amounts in US Dollars)

	Years Ended December 31,
	2014	2013	2012
REVENUES
Transportation and other fees	$139,675,612	$142,198,310	$161,761,349
Related party revenues	11,325,416	11,947,668	11,375,235
Gas sales and gas imbalance gains (losses)	(335,565)	(211,147)	103,101
Total revenues	150,665,463	153,934,831	173,239,685

OPERATING COSTS AND EXPENSES
Cost of sales, including related party amounts of $87,800, $988,849, and $81,103	258,532	2,338,889	(4,593)
Operation and maintenance, including related party amounts of $5,442,875, $5,292,289, and $6,790,368	20,398,949	20,476,781	22,083,501
(Gain) loss on asset sales	(16,424)	(390,306)	1,709,926
General and administrative, including related party amounts of $13,830,000, $17,700,000, and $19,500,000	13,867,551	17,904,706	19,699,110
Depreciation and amortization	36,302,021	36,530,199	36,467,946
Impairment of property, plant and equipment	—	—	21,751,012
Total operating costs and expenses	70,810,629	76,860,269	101,706,902

OPERATING INCOME	79,854,834	77,074,562	71,532,783

Interest expense, net of capitalized interest of $51,401, $0, and $0	(12,651,346)	(5,359,531)	(1,824,171)
Other income, net	142,070	7,503	138,620
NET INCOME	$67,345,558	$71,722,534	$69,847,232

The accompanying notes are an integral part of these consolidated financial statements.

RIGS Haynesville Partnership Co.
Consolidated Cash Flow Statements
(Amounts in US Dollars)

	Years Ended December 31,
	2014	2013	2012
OPERATING ACTIVITIES
Net income	$67,345,558	$71,722,534	$69,847,232
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization, including debt issuance cost amortization	36,936,062	36,965,775	36,644,823
Bad debt expense	(32,753)	1,350,000	(85,696)
(Gain) loss on asset sales, net	(16,424)	(390,306)	1,709,926
Impairment of property, plant and equipment	—	—	21,751,012
Cash flow changes in current assets and liabilities:
Trade accounts receivable and related party receivables	(7,101,358)	6,674,993	(4,446,067)
Other current assets	126,311	350,810	1,377,285
Trade accounts payable and related party payables	954,785	(782,103)	270,320
Other current liabilities	(539,494)	1,469,011	(197,033)
Net cash flows provided by operating activities	97,672,687	117,360,714	126,871,802

INVESTING ACTIVITIES
Capital expenditures	(4,650,027)	(1,839,508)	(5,045,542)
Proceeds from assets sales	19,251	7,596,277	2,738,480
Net cash flows (used in) provided by investing activities	(4,630,776)	5,756,769	(2,307,062)

FINANCING ACTIVITIES
Borrowings under long-term debt	80,000,000	445,000,000	—
Payments of principal under long-term debt	(75,000,000)	—	—
Borrowing / retirement of working capital facility, net	—	(81,000,000)	2,000,000
Debt issuance costs	—	(3,179,225)	—
Partner distributions	(101,505,011)	(486,660,347)	(130,203,886)
Net cash flows used in financing activities	(96,505,011)	(125,839,572)	(128,203,886)
Net change in cash and cash equivalents	(3,463,100)	(2,722,089)	(3,639,146)
Cash and cash equivalents at beginning of period	5,651,255	8,373,344	12,012,490
Cash and cash equivalents at end of period	$2,188,155	$5,651,255	$8,373,344

Supplemental cash flow information:
Non-cash capital expenditures	$530,894	$315,974	$91,569
Non-cash debt issuance costs written off	—	159,167	—
Interest paid	11,437,825	4,116,223	1,551,357

The accompanying notes are an integral part of these consolidated financial statements.

RIGS Haynesville Partnership Co.
Consolidated Statements of Partners' Capital
(Amounts in US Dollars)
Partners' Capital
Balance at January 1, 2012	$986,732,687
Partner distributions	(130,203,886)
Net income	69,847,232
Balance at December 31, 2012	926,376,033
Partner distributions	(486,660,347)
Net income	71,722,534
Balance at December 31, 2013	511,438,220
Partner distributions	(101,505,011)
Net income	67,345,558
Balance at December 31, 2014	$477,278,767

The accompanying notes are an integral part of these consolidated financial statements.

RIGS Haynesville Partnership Co.
Notes to Consolidated Financial Statements
(All amounts in US Dollars, unless otherwise indicated)

1. Organization and Basis of Presentation
Organization. The consolidated financial statements presented herein reflect the results of RIGS Haynesville Partnership Co. (“Partnership”), a Delaware general partnership. The Partnership was formed on March 17, 2009, as a joint venture by and among Alinda Gas Pipeline I, L.P. and Alinda Gas Pipeline II, L.P. (collectively, “Alinda”), Regency Haynesville Intrastate Gas LLC (“Regency HIG”), an indirect wholly-owned subsidiary of Regency Energy Partners LP (“Regency”), and EFS Haynesville, LLC. As of December 31, 2014, the Partnership was 50 percent owned by Alinda, 49.99 percent owned by Regency HIG and 0.01 percent owned by EFS Haynesville, LLC.

The Partnership, through its wholly-owned subsidiary, Regency Intrastate Gas LP (“RIG”), an entity that owns a 450-mile intrastate natural gas pipeline, delivers natural gas from northwest Louisiana to downstream pipelines and markets.

Basis of presentation. The consolidated financial statements of the Partnership and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of all controlled subsidiaries after the elimination of all intercompany accounts and transactions.

2. Summary of Significant Accounting Policies
Use of Estimates. These consolidated financial statements have been prepared in conformity with GAAP which includes the use of estimates and assumptions by management that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities that exist at the date of the financial statements. Although these estimates are based on management’s available knowledge of current and expected future events, actual results could be different from those estimates.

Cash and cash equivalents. Cash and cash equivalents include temporary cash investments with original maturities of three months or less. As of December 31, 2014 and 2013, the Partnership held cash in amounts greater than federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts. Accounts receivable consist principally of trade receivables from customers and are generally unsecured. The Partnership periodically assesses accounts receivable for estimated losses resulting from the inability of customers to make required payments. Estimates are based on historical collection experience, aging of the accounts receivable balances, current economic conditions, historical write-off experience, and each specific customer’s ability to meet its financial obligations to the Partnership. During the year ended December 31, 2014, the Partnership reversed $32,753 of bad bebt expense upon collection of a balance that had previously been reserved. During the year ended December 31, 2013, the Partnership recorded bad debt expense of $1,350,000 related to a customer that went bankrupt during the year. During the year ended December 31, 2012, the Partnership reversed $85,696 of bad debt expense upon collection of a balance that had previously been reserved. The Partnership had $1,514 and $1,349,900 in the allowance for bad debts as of December 31, 2014 and 2013, respectively.

Related party receivables. Related party receivables consist of amounts due from Regency and affiliates of Regency as discussed in Note 4. The Partnership accounts for these receivables as though the transactions were done at arms-length. The Partnership’s policy is to settle related party balances in the following month.

Property, Plant and Equipment. Property, plant and equipment is recorded at historical cost of construction, or, upon acquisition, the fair value of the assets acquired. Gains or losses on sales or retirements of assets are included in operating income unless the disposition is treated as discontinued operations. Gas to maintain pipeline minimum pressures is capitalized, not subject to depreciation, and classified as property, plant and equipment. The costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Expenditures to extend the useful lives of the assets are capitalized.

The Partnership recognizes on its balance sheet the net present value of any legally binding obligation to remove or remediate the physical assets that it retires from service, as well as any similar obligations for which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Partnership. While the Partnership is obligated under contractual agreements to remove certain facilities upon their retirement, management is unable to reasonably determine the fair value of such asset retirement obligations because the settlement dates, or ranges thereof, were indeterminable and could range up to 95 years. An asset retirement obligation will be recorded in the periods wherein management can reasonably determine the settlement dates.

Depreciation of property, plant and equipment is recorded on a straight-line basis over the following estimated useful lives:

Functional Class of Property	Useful Lives (Years)
Transmission systems	30
Compression equipment	15
Right of way	30
Other property, plant and equipment	15 – 35
The Partnership recorded depreciation expense of $34,730,021, $34,958,199, and $34,895,946 for the years ended December 31, 2014, 2013, and 2012, respectively.

Reclassifications. During 2014, the Partnership reclassified amounts within property, plant and equipment asset categories; however, prior period balances have not been adjusted.

Other assets. Other assets consist of costs related to establishing and modifying the credit facility, which are capitalized and amortized to interest expense, net over the term of the related credit facility.

Intangible Assets. Intangible assets consist of customer contracts and are amortized on a straight line basis over their estimated useful lives of 20 years, which is the period over which these contracts are expected to contribute directly or indirectly to the Partnership’s future cash flows. The remaining amortization period for customer contracts is 15 years. The expected amortization of the intangible assets is $1,572,000 for each of the five succeeding years.

The Partnership assesses long-lived assets, including property, plant and equipment and intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amounts exceed the fair value of the asset.

The Partnership did not record any impairment of property, plant, and equipment for the years ended December 31, 2014 and 2013. The Partnership recorded $21,751,012 in impairment of property, plant and equipment for the year ended December 31, 2012, related to surplus equipment and right of way acquired during the RIGS 2009 Haynesville Expansion Project that is not anticipated to be utilized in future expansion projects. The fair value of the surplus equipment impairment charge was based on current market prices for similar equipment, which would be considered a Level 2 input.

Goodwill. Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized, but is tested for impairment annually based on the carrying values as of October 1, or more frequently if impairment indicators arise that suggest the carrying value of goodwill may not be recovered. Impairment occurs when the carrying amount of a reporting unit exceeds its fair value. The Partnership only has one reporting unit. At the time it is determined that an impairment has occurred, the carrying value of the goodwill is written down to its fair value. To estimate the fair value, the Partnership makes estimates and judgments about future cash flows, as well as revenues, cost of sales, operating expenses, capital expenditures and net working capital based on assumptions that are consistent with the Partnership’s most recent actual results and our forecast. No impairment was recorded for the years ended December 31, 2014, 2013, or 2012.

Gas Imbalances. Quantities of over or under deliveries of natural gas related to imbalance agreements are recorded monthly as other current assets or other current liabilities using the current market prices or the weighted average prices. Within certain volumetric limits determined at the sole discretion of the creditor, these imbalances are generally settled by deliveries of natural gas. Net imbalance settlement gains with third party customers are recorded as gas sales in the consolidated income statements. Imbalance receivables and payables included in other current assets and other current liabilities as of December 31, 2014 and 2013 were immaterial.

Fair Value Measures. The Partnership measures the fair value of financial assets and liabilities, as well as non-financial assets and liabilities, such as goodwill, indefinite-lived intangible assets, property, plant and equipment and asset retirement obligations using a three-tiered fair value hierarchy. This hierarchy prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

●	Level 1- unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Partnership;
●	Level 2- inputs that are observable in the marketplace other than those classified as Level 1; and
●	Level 3- inputs that are unobservable in the marketplace and significant to the valuation.
The Partnership attempts to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

As of December 31, 2014 and 2013, the Partnership did not have financial instruments whose fair value was determined using available market information and valuation methodologies. The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to their short-term maturities. Long-term debt comprises borrowings under which interest accrues under a floating interest rate structure that the Partnership believes to represent market conditions. Accordingly, the carrying value approximates fair value.

Revenue Recognition. The Partnership earns revenues from (i) natural gas transportation and (ii) domestic sales of natural gas. Revenues associated with transportation fees are recognized when the service is provided. Sales of natural gas are recognized as revenue when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery occurs. Natural gas sales also include the effects of pipeline imbalances which are valued based upon current market pricing.

Income Taxes. The Partnership is a pass through entity for tax purposes, and, therefore, is generally not subject to income taxes. The Partnership follows the applicable guidance for uncertainties in income taxes and did not identify any uncertain tax positions that are considered to be more likely than not as of December 31, 2014 or December 31, 2013.

Comprehensive Income. For each of the three years ended December 31, 2014, comprehensive income equaled net income.
3. Long-Term Debt
In September 2013, the Partnership entered into a $500,000,000 credit facility that matures on September 10, 2018. Upon closing of the facility, the partnership retired the $100,000,000 working capital facility that was in place as of December 31, 2012.

The Partnership wrote off debt issuance costs of $159,167 related to the previously existing credit facility to interest expense, net in the year ended December 31, 2013. In addition, the Partnership capitalized $3,179,225 of loan fees to other non-current assets which is being amortized over the remaining term.

The credit facility is secured by substantially all of the Partnership’s assets. RIG is named as the guarantor of the credit facility. The credit facility and the guarantees are senior to the Partnership’s and the guarantors’ unsecured obligations, to the extent of value of the assets securing such obligations. The financial covenants require the Partnership to maintain a consolidated leverage ratio, prior to the issuance of an aggregate amount of at least $200,000,000, of not more than (i) 4.50 to 1.00, for each fiscal quarter ending September 30, 2013, December 31, 2013, March 31, 2014, June 30, 2014, and September 30, 2014, (ii) 4.25 to 1.00, for the fiscal quarters ending December 31, 2014, March 31, 2015, June 30, 2015, and September 30, 2015, and (iii) 4.00 to 1.00, for the fiscal quarter ending December 31, 2015, and at the end of each fiscal quarter thereafter. Upon the issuance of an aggregate amount of at least $200,000,000, the Partnership shall maintain a consolidated leverage ratio of not more than 4.50 to 1.00 as of the end of each fiscal quarter ending after such date of issuance. The financial covenants also require the Partnership to maintain a consolidated senior leverage ratio of not more than 3.00 to 1.00 upon the issuance of any permitted unsecured notes. The Partnership is also required to maintain a consolidated interest charge coverage ratio of not less than 2.50 to 1.00 at the end of each fiscal quarter.

The outstanding balance under the credit facility bears interest at a margin plus the greatest of (i) a base rate equivalent to the U.S. prime lending rate, (ii) the Federal Funds effective plus one percent, or (iii) the Daily Adjusting LIBOR plus one percent. The applicable margin shall range from 0.25% to 1.00% for base rate loans and from 1.25% to 2.00% for Eurodollar loans. The weighted average interest rate on the total amounts outstanding under the Partnership’s credit facility was 2.17% as of December 31, 2014.

The Partnership must pay (i) a commitment fee of 0.50% per annum of the outstanding commitment, whether used or unused, (ii) a letter of credit fee ranging from 1.25% to 2.00% of the undrawn amount of each letter of credit, and (iii) a facing fee calculated on the face amount of each letter of credit. These fees are included in interest expense, net in the Partnership’s income statement.
4. Related Party Transactions
The Partnership provides transportation services, purchases and sells natural gas and settles gas imbalances with certain Regency affiliates. For each of the three years ended December 31, 2014, 2013, and 2012, related party revenues and related party cost of sales were primarily the results of these transactions.

Under a Master Services Agreement between Regency and the Partnership, Regency operates and provides all employees and services for the operation and management of the Partnership and these expenditures are recorded to related party general and administrative expenses.

The Partnership has gas compression service agreements with a wholly-owned subsidiary of Regency and these expenditures were recorded to related party operating and maintenance expenses.
5. Major Customers
Three non-affiliated shippers accounted for the percentages of the Partnership’s total revenues as shown in the following table:

	Years Ended December 31,
	2014	2013	2012
Customer A	30%	31%	30%
Customer B	20%	19%	17%
Customer C	17%	17%	16%
6. Subsequent Events
Subsequent events have been evaluated through February 26, 2015, the date the financial statements were available to be issued.